March 23, 2018
Name of Company:	Coca-Cola Bottlers Japan Holdings Inc.
Name of Representative:	Tamio Yoshimatsu, Representative Director and President (Code No.: 2579 1st Section, Tokyo Stock Exchange and Fukuoka Stock Exchange)
Contact:	Haruko Ozeki, Executive Officer, Head of Legal (TEL: 03-6986-1707)

Announcement of Results of Tender Offer for Repurchase of Own Shares
and the Completion of the Repurchase by the Company of its Own Shares

Coca-Cola Bottlers Japan Holdings Inc. (the “Company”) resolved on February 21, 2018, that it would repurchase its own shares and implement a tender offer (the “Tender Offer”) since February 22, 2018, using the acquisition method specified under Article 156, Paragraph 1 of the Companies Act, as applied pursuant to the provisions of Article 165, Paragraph 3 of the same Act (Act No. 86 of 2005 and including subsequent amendments; hereinafter referred to as the “Companies Act”), and the provisions of the Company’s Articles of Incorporation. The Tender Offer was completed on March 22, 2018. Details are set forth below.
In addition, repurchase by the Company of its own shares, which was resolved on February 21, 2018, has been completed with the completion of the Tender Offer.

I. Result of the Tender Offer
1. Summary of the purchases
(1)Name and address of the tender offeror
Coca-Cola Bottlers Japan Holdings Inc.             Hakozaki 7-9-66, Higashi-ku, Fukuoka, Japan

(2)Class of listed shares repurchased
Common shares

(3)Tender offer period
(A) Tender offer period
Thursday, February 22, 2018 through Thursday, March 22, 2018 (20 business days)
(B) Date of public notice of the commencement of the tender offer
Thursday, February 22, 2018

(4)Tender offer price
3,275 yen per common share

(5)Method of settlement
(A)  Name and head office address of the financial instruments business operator, bank, or other institution in charge of settlement of the tender offer
Nomura Securities Co. Ltd.                          Nihonbashi 1-9-1, Chuo-ku, Tokyo

(B)  Settlement commencement date
Friday, April 13, 2018

(C)  Method of settlement
Notification of the purchases under the Tender Offer will be sent to the address of tendering shareholders (the “Tendering Shareholders”) (or the standing proxy for foreign shareholders) after the conclusion of the Tender Offer Period without delay.
Purchases will be settled in cash. Tendering Shareholders will be able to receive the purchase amount for the Tender Offer, less applicable withholding taxes (see note), by wire transfer or other method as instructed by the Tendering Shareholder without delay after the settlement commencement date (wire transfer fees may apply).
Note: Taxes on shares purchased under the tender offer
* Please make any decisions after consulting a tax advisor or other professional about specific tax questions.

(i) Tax treatment for individual shareholders tendering shares under the tender offer
(a) For the Tendering Shareholders who are residents, or non-residents with a permanent establishment in Japan
When the amount of money received for accepting the Tender Offer exceeds the amount of the portion of the Company’s capital (or for a consolidated corporation, its consolidated individual stated capital) attributable to the shares that are the basis for that payment (when the per-share purchase amount is greater than the per-share amount of capital), the amount in excess will be deemed a dividend and taxed accordingly. Furthermore, the amount derived after deducting the amount deemed to be a dividend from the amount received for accepting the Tender Offer will be deemed income from the transfer of shares. When there is no amount deemed to be a dividend (when the per-share purchase amount is less than the per-share amount of capital) the entire amount received will be transfer income.
The amount deemed to be a dividend is subject to a withholding of 20.315% (15.315% for income tax and special income tax for reconstruction and 5% for resident tax) (There will be no special withholding of the 5% resident tax for non-residents with a permanent establishment in Japan). However, if the shareholder is considered as a principal shareholder as provided for in Article 4-6-2, Paragraph 12 of the Order for Enforcement of the Act on Special Measures Concerning Taxation, the withholding is 20.42% (income tax and special income tax for reconstruction only). As a general rule, the amount after deducting the cost of acquiring the shares from the transfer income is subject to declared separate income taxes.
(b) For the Tendering Shareholders who are non-residents without a permanent establishment in Japan
The amount deemed to be a dividend will be subject to withholding of 15.315% (income tax and special income tax for reconstruction only). If the shareholder is considered as a principal shareholder, the withholding will be 20.42% (income tax and special income tax for reconstruction only). As a general rule, income arising from the transfer will not be subject to taxation.

(ii) For corporate shareholders, when the amount of money received for accepting the Tender Offer exceeds the amount of the portion of the Company’s capital (or for a consolidated corporation, its consolidated individual stated capital) attributable to the shares that are the basis for that payment, the amount of this excess will be deemed a dividend. As a general rule, the portion deemed to be a dividend will be subject to withholding of 15.315% (income tax and special income tax for reconstruction only).

A foreign shareholder who wishes to receive an income tax reduction or exemption for such deemed dividends pursuant to an applicable tax treaty should submit the tax treaty application form, together with the tender offer application form, to the tender offer agent at the time of the tender.

2. Results of the tender offer
(1)Number of shares purchased
Share class	Anticipated number of shares to be purchased	Number of excess shares to be purchased	Number of shares tendered	Number of shares to be repurchased
Common shares	19,000,000 shares	0 shares	17,075,239 shares	17,075,239 shares

(2)Calculation method where proportional allocation is used
Not applicable.

3. Locations for examination of copies of the tender offer report
Coca-Cola Bottlers Japan Holdings Inc.	Hakozaki 7-9-66, Higashi-ku, Fukuoka, Japan
Tokyo Stock Exchange, Inc.	Nihonbashi Kabutocho 2-1, Chuo-ku, Tokyo, Japan
Fukuoka Stock Exchange	Tenjin 2-14-2, Chuo-ku, Fukuoka, Japan

II. Completion of the repurchase by the Company of its own shares
Details of the repurchase
(1) Class of shares repurchased	Common shares
(2) Total number of shares repurchased	17,075,239 shares
(Note) Ratio to the total number of issued shares: 8.28% (rounded to two decimal places)
(3) Aggregate repurchase price	55,921,407,725 yen
(Note) The above amount doesn’t include any fees payable to the tender offer agent and various other expenses.
(4) Repurchase period	Thursday, February 22, 2018 through Thursday, March 22, 2018
(20 business days)
(5) Method of repurchase	By a method of tender offer

With the completion of the Tender Offer, the repurchase by the Company of its own shares resolved on February 21, 2018, using the acquisition method specified under Article 156, Paragraph 1 of the Companies Act, as applied pursuant to the provisions of Article 165, Paragraph 3 of the same Act, and the provisions of the Company’s Articles of Incorporation, has been completed.

(Reference) Resolution Adopted on February 21, 2018
(1) Class of shares to be repurchased:	Common shares
(2) Aggregate number of shares to be repurchased:	Up to 19,000,100, shares
(Note) Ratio to the total number of issued shares: 9.21% (rounded to two decimal places)
(3) Aggregate price of shares to be repurchased:	Up to 70,000,000,000 yen
(4) Period of share repurchase:	Thursday, February 22, 2018 through Monday, April 30, 2018

End.